UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 2, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty St., 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares; Series 302 Class A Ordinary Shares; Series 303 Class A Ordinary Shares; Series 304 Class A Ordinary Shares; Series 305 Class A Ordinary Shares; Series 306 Class A Ordinary Shares; Series 307 Class A Ordinary Shares; Series 308 Class A Ordinary Shares; Series 310 Class A Ordinary Shares; Series 311 Class A Ordinary Shares; Series 312 Class A Ordinary Shares; Series 313 Class A Ordinary Shares; Series 314 Class A Ordinary Shares; Series 317 Class A Ordinary Shares; Series 321 Class A Ordinary Shares; Series 324 Class A Ordinary Shares; Series 328 Class A Ordinary Shares; Series 331 Class A Ordinary Shares; Series 333 Class A Ordinary Shares; Series 335 Class A Ordinary Shares; Series 341 Class A Ordinary Shares; Series 347 Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Certain information relating to Series 306 (“Series 306”), a series of Masterworks Vault 2, LLC (the “Company”), was incorrectly stated in the Company’s offering statement on Form 1-A originally filed with the Securities and Exchange Commission on June 2, 2023 and qualified on June 9, 2023 (as further amended and supplemented, the “Offering Circular”). Specifically, the purchase price of the Artwork for Series 306 was stated in the Offering Circular as $304,200 but was in actuality $302,400. As a result of this error:

●	The Expense Allocation payment for Series 306 was stated in the Offing Circular as $33,800 but should have been $33,600 (a difference of $200.00).
●	The offering amount for Series 306 was stated in the Offering Circular as $338,000 but should have been $336,000 (a difference of $2,000.00).

The final closing of Series 306 occurred on July 27, 2023. As such, there will be no change to the number of Class A shares of Series 306 offered or the price per Class A share and the aggregate offering size of Series 306 remains $338,000. The $2,000.00 offering amount surplus will be held as cash on the balance sheet of Series 306; when the painting beneficially owned by Series 306 is sold, investors holding Class A shares of Series 306 will receive such amount as part of their distribution, if any.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 2, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: August 2, 2023